Cover-All Technologies Inc.

412 Mt. Kemble Avenue, Suite 110C

Morristown, New Jersey 07960

November 20, 2012

VIA EDGAR SUBMISSION

Mark P. Shuman

Branch Chief – Legal

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Cover-All Technologies Inc.

Registration Statement on Form S-3

File No. 333-184563

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cover-All Technologies Inc. (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement, as amended, be accelerated so that it will be declared effective at 4:00 p.m. (Eastern Time) on November 21, 2012, or as soon thereafter as practicable.  The Company also hereby requests a copy of the written order verifying the effective date.

The Company hereby acknowledges and agrees that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (973) 461-5190 or David E. Weiss of Sills Cummis & Gross P.C. at (212) 500-1579 if you have any questions or require further information.

Very truly yours,

/s/ Ann F. Massey

Ann F. Massey

Chief Financial Officer

cc:

John W. Roblin, Chairman and Chief Executive Officer

David E. Weiss, Esq.